PRIVATE AND CONFIDENTIAL [Name] [Address]	Shell plc Shell Centre London SE1 7NA United Kingdom www.shell.com
Dear [Name]
Role as Non-Executive Director
I refer to the letter dated [Date] regarding your appointment as a Non-executive Director of
Shell plc. This is to confirm that the term of appointment referred to in the letter dated
[Date] is varied as set out below. This variation is subject to annual reappointment by shareholders.

Term of Appointment
Delete paragraph 1(A) and replace with the following:
(A) Your term as a Non-executive Director will be until the close of business of the [Year] Annual General Meeting.
Please sign, date and return this letter by way of acceptance of its terms.

Yours sincerely

Sir Andrew Mackenzie
Chair

I, [Name] accept the terms of appointment as set out above. .................................................………………………. (Signature) ……………………………………………………. (Date)
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Registered office: Shell Centre London SE1 7NA, United Kingdom